September 5, 2019

Annmarie Gayle
Chief Executive Officer
Coda Octopus Group, Inc.
3300 S Hiawassee Rd., Suite 104-105
Orlando, Florida 32835

       Re: Coda Octopus Group, Inc.
           Registration Statement on Form S-3
           Filed August 29, 2019
           File No. 333-233524

Dear Ms. Gayle:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure